Form 10-K405, Exhibit 13
period 1997-12-31
PRT GROUP INC
filed 1998-03-31
CIK 1045560

                                                                    EXHIBIT 13.1

                        PRT GROUP INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PRT GROUP INC. AND SUBSIDIARIES
Report of Independent Auditors..............................   F-2
Consolidated Balance Sheets as of December 31, 1996 and
  1997......................................................   F-3
Consolidated Statements of Operations for the years ended
  December 31, 1995, 1996 and 1997..........................   F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the years ended December 31, 1995, 1996 and 1997......   F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1995, 1996 and 1997..........................   F-6
Notes to Consolidated Financial Statements..................   F-7

The following Consolidated Financial Statement Schedule of
  PRT Group Inc. and Subsidiaries is included in Item 14(d):
Schedule II-Valuation Qualifying Accounts...................  F-19

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
PRT Group Inc.

     We have audited the accompanying consolidated balance sheets of PRT Group Inc. and Subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1997. Our audits also included the financial statement schedule listed in the Index at
Item 14(a). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PRT Group Inc. and Subsidiaries at December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

January 28, 1998
New York, New York

                        PRT GROUP INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                                                  DECEMBER 31
                                                              -------------------
                                                               1996        1997
                                                              -------    --------
ASSETS
Current assets:
  Cash and equivalents......................................  $14,856    $ 29,499
  Marketable debt securities................................       --      14,622
  Accounts receivable, net of allowance of $122 in 1996 and
     $334 in 1997...........................................    5,013      14,493
  Deferred income taxes.....................................       --          11
  Prepaid expenses and other current assets.................      430       1,604
                                                              -------    --------
Total current assets........................................   20,299      60,229
Fixed assets, net...........................................    2,955       8,738
Goodwill, net...............................................      619       6,615
Other assets................................................       87         332
                                                              -------    --------
Total assets................................................  $23,960    $ 75,914
                                                              =======    ========
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Current installments of advance payable to client.........  $   909    $     --
  Accrued compensation......................................    2,123       3,479
  Accounts payable and other accrued expenses...............    2,425       4,411
  Deferred income taxes.....................................       50          --
  Current portion of capital lease obligations..............      224         400
  Deferred revenue..........................................      645         753
                                                              -------    --------
Total current liabilities...................................    6,376       9,043
Deferred income taxes.......................................       39          44
Note payable................................................       --       2,000
Advance payable to client, net of current installments......    1,808          --
Capital lease obligations, net of current portion...........      369         738
Other liabilities...........................................       14          --
                                                              -------    --------
Total liabilities...........................................    8,606      11,825
Minority interest...........................................      496          --
Commitments
Series A redeemable preferred stock, $0.01 par value;
  authorized -- 5,000,000 shares; issued and
  outstanding -- 2,759,610 at December 31, 1996 and none at
  December 31, 1997 (liquidation preference $18,188 at
  December 31, 1996)........................................   16,939          --
Common stockholders' equity (deficit):
  Common stock, $.001 par value; authorized -- 50,000,000
     shares; issued and outstanding -- 10,537,500 at
     December 31, 1996 and 18,229,063 shares at December 31,
     1997...................................................       11          18
  Additional paid-in capital................................      936      86,324
  Accumulated deficit.......................................   (2,617)    (21,853)
  Cumulative translation adjustment.........................      (11)         --
  Treasury stock, 67,090 common shares at December 31, 1996
     and 1997...............................................     (400)       (400)
                                                              -------    --------
Total common stockholders' equity (deficit).................   (2,081)     64,089
                                                              -------    --------
Total liabilities and stockholders' equity (deficit)........  $23,960    $ 75,914
                                                              =======    ========

                            See accompanying notes.

                        PRT GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                 YEARS ENDED DECEMBER 31
                                                              -----------------------------
                                                               1995       1996       1997
                                                              -------    -------    -------
Revenues....................................................  $20,346    $23,801    $59,816
Cost of revenues............................................   15,594     17,965     40,898
                                                              -------    -------    -------
Gross profit................................................    4,752      5,836     18,918

Selling, general and administrative expenses................    4,110      9,235     19,332
                                                              -------    -------    -------
Income (loss) from operations...............................      642     (3,399)      (414)

Other income (expense):
  Interest expense..........................................      (43)      (254)      (577)
  Interest income...........................................       17         78        613
                                                              -------    -------    -------
Income (loss) before income taxes...........................      616     (3,575)      (378)
Income tax expense (benefit)................................      501       (306)       175
                                                              -------    -------    -------
Net income (loss)...........................................  $   115    $(3,269)   $  (553)
                                                              =======    =======    =======
Basic and diluted net income (loss) per share...............  $   .01    $  (.23)   $  (.04)
                                                              =======    =======    =======

                            See accompanying notes.

                        PRT GROUP INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997
                    (IN THOUSANDS, EXCEPT NUMBER OF SHARES)

                                    COMMON STOCK       ADDITIONAL   RETAINED    CUMULATIVE
                                 -------------------    PAID-IN     EARNINGS    TRANSLATION   TREASURY
                                   SHARES     AMOUNT    CAPITAL     (DEFICIT)   ADJUSTMENT     STOCK      TOTAL
                                 ----------   ------   ----------   ---------   -----------   --------   --------
Balance at December 31, 1994...  10,260,620    $10      $     5     $    654       $ --        $  (3)    $    666
  Net income...................          --     --           --          115         --           --          115
                                 ----------    ---      -------     --------       ----        -----     --------
Balance at December 31, 1995...  10,260,620     10            5          769         --           (3)         781
  Net loss.....................          --     --           --       (3,269)        --           --       (3,269)
  Issuance of shares in
    connection with acquisition
    of minority interest in a
    subsidiary.................     526,880      1          642           --         --           --          643
  Retirement of treasury
    stock......................    (250,000)    --           (3)          --         --            3           --
  Purchase of treasury stock --
    67,090 shares..............          --     --           --           --         --         (400)        (400)
  Sale of common stock
    warrants...................          --     --          292           --         --           --          292
  Accretion of redeemable
    preferred stock............          --     --           --          (23)        --           --          (23)
  Dividends on redeemable
    preferred stock and common
    stock warrants.............          --     --           --          (94)        --           --          (94)
  Foreign currency translation
    adjustment.................          --     --           --           --        (11)          --          (11)
                                 ----------    ---      -------     --------       ----        -----     --------
Balance at December 31, 1996...  10,537,500     11          936       (2,617)       (11)        (400)      (2,081)
  Net loss.....................          --     --           --         (553)        --           --         (553)
  Exercise of stock options....      19,000     --           82           --         --           --           82
  Issuance of common stock for
    compensation...............       7,407     --          100           --         --           --          100
  Accretion of redeemable
    preferred stock............          --     --           --      (17,925)        --           --      (17,925)
  Dividends on redeemable
    preferred stock and common
    stock warrants.............          --     --           --         (758)        --           --         (758)
  Issuance of common stock in
    connection with acquisition
    of CMR.....................     119,181     --        1,430           --         --           --        1,430
  Issuance of common stock,
    net of issuance costs......   3,850,000      3       44,919           --         --           --       44,922
  Exchange of subsidiary
    warrants...................          --     --          551           --         --           --          551
  Issuance of common stock in
    connection with exercise of
    common stock warrants......     936,365      1        3,524           --         --           --        3,525
  Conversion of redeemable
    preferred stock............   2,759,610      3       34,782           --         --           --       34,785
  Foreign currency translation
    adjustment.................          --     --           --           --         11           --           11
                                 ----------    ---      -------     --------       ----        -----     --------
Balance at December 31, 1997...  18,229,063    $18      $86,324     $(21,853)      $ --        $(400)    $ 64,089
                                 ==========    ===      =======     ========       ====        =====     ========

                            See accompanying notes.

                        PRT GROUP INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                YEARS ENDED DECEMBER 31
                                                              ----------------------------
                                                               1995      1996       1997
                                                              ------    -------    -------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss)...........................................  $  115    $(3,269)   $  (553)
Adjustments to reconcile net income (loss) to net cash
  provided by (used in) operating activities:
  Depreciation and amortization.............................      60        424      1,988
  Compensation expense......................................      --         --        100
  Amortization of debt discount.............................      --        163        231
  Write-off of abandoned purchase costs.....................      29         --         --
  Write-off of uncollectible affiliate advances.............      34         --         --
  Provision for doubtful accounts...........................      42         80        212
  Deferred income taxes.....................................      79       (475)       (56)
  Change in foreign exchange rate...........................      --        (11)        11
  Changes in operating assets and liabilities:
     Accounts receivable....................................     340     (2,256)    (9,692)
     Prepaid expenses and other current assets..............    (224)      (111)    (1,174)
     Other assets...........................................     (52)        (8)      (245)
     Accrued compensation...................................     230      1,018      1,356
     Accounts payable and other accrued expenses............     288      1,722      1,986
     Deferred revenue.......................................     134        190        108
                                                              ------    -------    -------
Net cash provided by (used in) operating activities.........   1,075     (2,533)    (5,728)
                                                              ------    -------    -------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets...................................    (434)    (2,123)    (6,855)
Purchases of marketable debt securities.....................      --         --    (14,622)
Purchase of treasury stock..................................      --       (400)        --
Purchase of net assets of CMR, net of cash required.........                        (2,750)
                                                              ------    -------    -------
Net cash (used in) investing activities.....................    (434)    (2,523)   (24,227)
                                                              ------    -------    -------
CASH FLOWS FROM FINANCING ACTIVITIES
Repayment of term loan......................................    (800)        --         --
Borrowings under line of credit.............................     334      2,488      3,850
Repayments under line of credit.............................    (199)    (2,623)    (3,850)
Advances received from client...............................   1,050      2,000        632
Issuance of common stock, net of issuance costs of
  $1,624,000................................................      --         --     44,922
Exercise of stock options...................................      --         --         82
Dividends paid..............................................      --         --       (852)
Issuance of preferred shares and common stock warrants, net
  of issuance costs of $1,277,000...........................      --     17,128         --
Principal payments under capital lease obligations..........     (40)      (187)      (186)
                                                              ------    -------    -------
Net cash provided by financing activities...................     345     18,806     44,598
                                                              ------    -------    -------
Net increase in cash and equivalents........................     986     13,750     14,643
Cash and equivalents at beginning of period.................     120      1,106     14,856
                                                              ------    -------    -------
Cash and equivalents at end of period.......................  $1,106    $14,856    $29,499
                                                              ======    =======    =======
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid...............................................  $   37    $    92    $   275
                                                              ======    =======    =======
Income taxes paid...........................................  $  470    $   188    $   569
                                                              ======    =======    =======
NONCASH FINANCING ACTIVITIES
Acquisition of fixed assets through capital leases..........  $   73    $   713    $   732
                                                              ======    =======    =======

                            See accompanying notes.

                        PRT GROUP INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1995, 1996 AND 1997

1.  DESCRIPTION OF BUSINESS

     The accompanying consolidated financial statements include the accounts of PRT Group Inc. ("PRT"), incorporated in the State of Delaware in September 1996, and its wholly-owned subsidiaries, (collectively, the "Company"). The predecessor corporation to PRT (PRT Corp. of America) was incorporated in the State of New York in and merged into PRT on November 7, 1996. The merger was accounted for as a merger of entities under common control. PRT is a provider of information technology solutions including; Strategic Consulting, Project Solutions and Staff Augmentation.

     The Company has sales and account management offices located in Connecticut, New York, New Jersey, Illinois, and Virginia; software development centers in Barbados and Connecticut; and a recruitment and training center in Mumbai, India.

     In November 1997, the Company consummated their Initial Public Offering ("IPO") and realized approximately $44,922,000, net of issuance costs of $1,624,000, upon the sale of 3,850,000 shares of common stock. In addition, 750,000 shares were sold by existing shareholders. On December 23, 1997, an additional 140,000 shares were sold by existing shareholders upon exercise of the underwriter's over-allotment option.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

     Revenue from time and materials contracts are recognized during the period in which the related services are provided. Revenue from fixed price contracts is recognized using the percentage-of-completion method. Cash payments received but unearned as of December 31, 1995, 1996 and 1997 are recorded as deferred revenue.

PRINCIPLES OF CONSOLIDATION

     The consolidated financial statements include the accounts of PRT and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. Through October 1996, minority shareholders' proportionate share of the equity of the Company's consolidated subsidiaries and income and losses allocable to such minority interests in excess of their investments have been reflected in the consolidated statements of operations (see Note 9).

RESEARCH AND SOFTWARE DEVELOPMENT COSTS

     In accordance with Statement of Financial Accounting Standards No. 86, "Accounting for Costs of Computer Software to be Sold, Leased or Otherwise Marketed," the Company capitalizes costs incurred to develop new software products upon determination that technological feasibility has been established for the product, whereas costs incurred prior to the establishment of technological feasibility are charged to expense. Research and software development costs of approximately $43,000 which commenced in 1997 have been expensed by the Company and are included in selling, general and administrative expenses. Research and software development costs capitalized as of December 31, 1997 were $160,000.

FAIR VALUE OF FINANCIAL INSTRUMENTS

     The carrying values of financial instruments approximate their estimated fair value as a result of variable market interest rates and the short-term maturity of these instruments.

                        PRT GROUP INC. AND SUBSIDIARIES

CASH AND EQUIVALENTS AND MARKETABLE DEBT SECURITIES

     Cash and equivalents includes all cash, demand deposits, money market accounts and debt instruments purchased with an original maturity of three months or less. Marketable debt securities are debt instruments purchased with a maturity of more than three months.

     The Company classifies its investments in debt securities, including those considered to be cash equivalents, as securities held-to-maturity and carries them at amortized cost, which approximates market value, in the accompanying consolidated balance sheet. The purchase cost of such securities is included in either cash and equivalents or marketable debt securities.

FIXED ASSETS

     Fixed assets are stated at cost and depreciation on furniture and equipment and computer equipment and software is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to seven years. Equipment held under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the lease term or estimated useful life of the asset.

INCOME TAXES

     The Company accounts for income taxes on the liability method. Under this method, deferred tax assets and liabilities are recognized with respect to the future tax consequences attributable to differences between the financial statement carrying values and tax bases of existing assets and liabilities and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

USE OF ESTIMATES

     The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

GOODWILL

     Goodwill is being amortized over 20 years using the straight-line method. The Company systematically reviews the recoverability of its goodwill by comparing the unamortized carrying value to anticipated undiscounted future cash flows. Any impairment is charged to expense when such determination is made. Accumulated amortization at December 31, 1996 and December 31, 1997 was $6,000 and $190,000, respectively.

NET INCOME (LOSS) PER SHARE

     In 1997, the Financial Accounting Standards Board issued Statement No. 128, "Earnings per Share". Statement 128 replaced the calculation of primary and fully diluted income (loss) per share with basic and diluted income (loss) per share. Unlike primary income (loss) per share, basic income (loss) per share excludes any dilutive effects of options, warrants and convertible securities. Diluted income (loss) per share is very similar to the previously reported fully diluted income (loss) per share. All income (loss) per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement 128 requirements. In addition, the income (loss) per share amounts in the consolidated statements of operations have been computed in accordance with Staff Accounting Bulletin 83 and the revisions thereto pursuant to Staff Accounting Bulletin 98 of the Securities and Exchange Commission
("SEC"). Accordingly, in

                        PRT GROUP INC. AND SUBSIDIARIES
computing basic income (loss) per share for periods covered by statements of operations included in the registration statement and in subsequent filings with the SEC, common stock, options and warrants issued at amounts below the public offering price within a twelve month period prior to an IPO of common stock have been reflected in a manner similar to a stock split or stock dividend.

CONCENTRATION OF CREDIT RISK

     Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents, marketable debt securities and accounts receivables. Concentrations of credit risk with respect to accounts receivables are limited due to the creditworthiness of customers comprising the Company's customer base. Management regularly monitors the creditworthiness of its customers and believes that it has adequately provided for any exposure to potential credit losses.

RECENTLY ISSUED ACCOUNTING STANDARD

     The Company adopted SFAS 123 Accounting for Stock-Based Compensation ("SFAS 123"), which requires disclosure of the fair value and other characteristics of stock options. The Company has chosen under the provisions of SFAS 123 to continue using the intrinsic value of accounting for employee stock based compensation in accordance with Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees ("APB 25").

3.  CASH EQUIVALENTS AND MARKETABLE DEBT SECURITIES

     The following is a summary of the Company's held-to-maturity securities, which are classified as cash equivalents and marketable debt securities (in thousands):

                                                        GROSS         GROSS       ESTIMATED
                                                      UNREALIZED    UNREALIZED     MARKET
                                            COST        GAINS         LOSSES        VALUE
                                           -------    ----------    ----------    ---------
CASH EQUIVALENTS:
  Commercial Paper.......................  $21,897        $--           $--        $21,897
  Corporate Obligation...................    2,995         2            --           2,997
MARKETABLE DEBT SECURITIES:
  Commercial Paper.......................  $14,622        --            --         $14,622
                                           -------        --            --         -------
Total....................................  $39,514        $2            $--        $39,516
                                           =======        ==            ==         =======

     All of the Company's investments in debt securities are classified as held-to-maturity and, at December 31, 1997, have scheduled maturities of less than one year. There were no gross realized gains or losses on sales of held-to-maturity securities during 1997.

                        PRT GROUP INC. AND SUBSIDIARIES

4.  FIXED ASSETS

     Fixed assets consist of the following (in thousands):

                                                               DECEMBER 31
                                                            -----------------
                                                             1996      1997
                                                            ------    -------
Furniture and equipment...................................  $1,597    $ 3,612
Computer equipment and software...........................   1,732      6,993
Leasehold improvements....................................     182        493
                                                            ------    -------
                                                             3,511     11,098
Less accumulated depreciation and amortization............    (556)    (2,360)
                                                            ------    -------
                                                            $2,955    $ 8,738
                                                            ======    =======

     Fixed assets include assets under capital lease aggregating approximately $786,000 and $1,518,000 at December 31, 1996 and 1997, respectively. The accumulated amortization related to assets under capital leases is approximately $110,000 and $321,000 at December 31, 1996 and 1997, respectively.

5.  BORROWINGS UNDER LINE OF CREDIT

     In May 1997, the Company obtained a $7,000,000 credit facility with a bank, expiring in June 1998 and bearing interest at the Company's option at either the bank's prime rate (8.5% at December 31, 1997) or LIBOR plus 2.25%. Borrowings on the credit facility, which are based on 75% of eligible U.S. accounts receivable, as defined, are collateralized by a security interest in substantially all of the Company's assets. The credit facility contains financial covenants relating to PRT's minimum tangible net worth and working capital. As of December 31, 1997, there was no borrowings outstanding under the line.

6.  ADVANCE PAYABLE TO CLIENT

     On August 15, 1995, a subsidiary of the Company entered into an agreement with a client to perform services for which a cash advance of approximately $1,050,000 was received. During 1996, additional advances totaling approximately $2,000,000 were received. During 1997, additional advances totaling $632,000 were received and the repayment period was extended. No interest was payable on these outstanding advances. Repayment was to commence in February 1998 in nine equal monthly installments and to be credited to the client against actual monthly charges pursuant to the agreement.

     In connection with the 1996 advances, the subsidiary issued warrants that entitled the client to purchase approximately 24% of the total outstanding shares of such subsidiary on a fully diluted basis, for approximately $3,050,000, at any time between July 1996 and January 1999. In connection with the 1997 advance, additional warrants were granted, allowing the client to maintain their effective 24% interest in the subsidiary. The fair value of the 1996 and 1997 warrants was determined to be $496,000 and $55,000, respectively. Such amounts were recorded as a discount to the cash advances received and minority interest in the subsidiary. The fair value of the warrants was determined based upon the advances received and the loan rates available to the Company under its line of credit. The advances were being accreted up to the face value of $3,682,000 using the interest method over the period the advances were outstanding. For the years ended December 31, 1996 and 1997, the amount accreted was approximately $163,000 and $176,000, respectively.

     During the first quarter of 1997, the Company and the client agreed to, among other matters, exchange the subsidiary warrants for warrants to purchase 936,365 shares of PRT's Common Stock (the "JPMVC PRT Warrant") with an aggregate exercise price of $3,682,000. The JPMVC PRT Warrant was only exercisable by forgiveness of the amounts outstanding under the advances payable to the client in their entirety and was required to be exercised upon a consummation of an IPO. The exchange was consummated in

                        PRT GROUP INC. AND SUBSIDIARIES

September 1997. Upon the consummation of the IPO in November 1997, the client exercised the warrant and the amounts outstanding under the advances payable to the client were forgiven.

     The current installment of advance payable to client and advance payable to client, net of current installments included in the 1996 consolidated balance sheet are net of unamortized discounts of $264,000 and $69,000, respectively.

7.  STOCKHOLDERS' EQUITY

NON-VOTING COMMON STOCK

     Of the total shares of Common Stock issued and outstanding at December 31, 1997, 46,500 shares are non-voting. Each share of non-voting Common Stock is convertible into one share of voting Common Stock at any time at the option of the holder.

STOCK SPLIT

     In October 1996, the Company effected a five-for-one stock split of Common Stock. In addition, the Company amended its Certificate of Incorporation to increase its authorized shares of Common Stock from 200,000 to 5,000,000 shares with a par value of $0.01 per share. In August 1997, the Company effected a ten-for-one stock split of Common Stock and amended its certificate of incorporation to increase its authorized shares from 5,000,000 to 50,000,000 shares with a par value of $0.001 per share. All outstanding share amounts in the accompanying financial statements have been adjusted to reflect the aforementioned stock splits.

PRIVATE PLACEMENT OF SECURITIES

     In November 1996, the Company issued 2,759,610 shares, after giving effect to the ten-for-one Common Stock split, of its Series A Redeemable Preferred Stock ("Convertible Preferred Stock") for a split-adjusted price of $6.56 per share and 486,310 Warrants (the "Warrants") for a split-adjusted price of $.60 per warrant in a private placement. The Company incurred approximately $1,277,000 of fees and related expenses in this transaction. The difference between the net proceeds received from the sale of the Convertible Preferred Stock and the liquidation value was being accreted over the earliest possible liquidation date via a charge to stockholders' equity.

SERIES A REDEEMABLE PREFERRED STOCK

     The Convertible Preferred Stock was convertible into Common Stock of the Company at any time at the option of the holder or automatically upon the sale of the Company's Common Stock in a qualifying IPO, as defined. Upon a request by a holder of the Convertible Preferred Stock on or after November 21, 2002, the Company was to redeem the requested number of shares if not previously converted into shares of Common Stock. The redemption price was to be the greater of the liquidation value of $6.56 per share plus accrued dividends or the current market value, as defined, of the shares on the redemption date. Accordingly, the Company adjusted the value of the Convertible Preferred Stock to reflect the greater of the accreted value or the estimated fair value. The balance of the Convertible Preferred Stock at December 31, 1996 reflects the accreted value. The redemption obligation of the Convertible Preferred Stock ceased upon the consummation of the Company's IPO in November 1997, as the holders of the Convertible Preferred Stock agreed to exercise their rights to convert each share of outstanding Convertible Preferred Stock into one share of the Company's Common Stock. At the date of exercise the estimated fair value of the convertible preferred stock was approximately $34,785,000 based upon the IPO market price. As a result, $17,925,000 was recorded as a charge to retained earnings in 1997.

                        PRT GROUP INC. AND SUBSIDIARIES

     Holders of the Convertible Preferred Stock were entitled to receive cumulative dividends at the annual rate of 4%. Such dividends were payable quarterly in cash if, as and when declared by the Company's Board of Directors or otherwise upon conversion of the Convertible Preferred Stock into Common Stock, redemption of the Convertible Preferred Stock or liquidation of the Company. Upon consummatoin of the IPO, dividends in arrears aggregating approximately $724,000 were paid.

WARRANTS

     The Warrants were designed to give the holder certain benefits that holders of the Company's Convertible Preferred Stock received. The Warrants entitled the holder to receive cumulative distributions at the annual rate of 4% of $65.62 (or 4% of $6.56 on a split-adjusted basis). These distributions were payable in cash, if as and when declared by the Board of Directors of the Company. Such distributions could be paid in cash or Common Stock at the Company's option upon the sale of the Company's Common Stock in an IPO or liquidation of the Company. A holder of a Warrant was entitled to receive shares of Common Stock upon an exercise only if the Company did not attain certain specified operating results in fiscal 1997, subject to further adjustment, as defined, or issued Common Stock or securities convertible or exchangeable for Common Stock at a price per share of less than $6.56 per share. Upon consummation of the IPO, these Warrants expired and were not converted into any shares of the Company's Common Stock. At December 31, 1996 distributions in arrears under the Warrants amounted to approximately $14,000 and upon consummation of the IPO, distributions in arrears of approximately $128,000 were paid.

STOCK OPTION PLAN

     In June 1996, the Company established a Stock Option Plan (the "Option Plan") for officers, employees, consultants and nonemployee directors to purchase shares of the Company's Common Stock. The Option Plan requires the Company to reserve a sufficient number of authorized shares for issuance upon the exercise of all options that may be granted under the Option Plan. At December 31, 1997, the Company had reserved 4,302,000 shares of Common Stock for the exercise and future grants of stock options under such Option Plan.

     The Compensation Committee of the Board of Directors is responsible for determining the type of award, when and to whom awards are granted, the number of shares and terms of the awards and the exercise price. The exercise price shall not be less than the fair market value of the Company's Common Stock at the date the option is granted. As such, the Company has not recorded compensation expense in connection with these awards. The options are exercisable for a period not to exceed ten years from the date of the grant. Vesting periods range from immediate vesting to five years.

                        PRT GROUP INC. AND SUBSIDIARIES

     Activity in the Option Plan is summarized as follows (in shares):

                                                                       WEIGHTED
                                                                       AVERAGE
                                                         SHARES     EXERCISE PRICE
                                                        ---------   --------------
Granted in 1996.......................................    517,600       $ 4.55
Exercised.............................................         --           --
Cancelled and expired.................................         --           --
                                                        ---------       ------
Outstanding at December 31, 1996......................    517,600       $ 4.55
                                                                        ======
Granted in 1997.......................................  1,150,450       $12.39
Exercised.............................................    (19,000)        4.38
Canceled and expired..................................    (83,250)        4.38
                                                        ---------
Outstanding at December 31, 1997......................  1,565,800
                                                        =========
Exercisable at December 31, 1996......................     16,350
                                                        =========
Exercisable at December 31, 1997......................    419,814
                                                        =========
Available for grant at December 31, 1997..............  2,717,200
                                                        =========

     Pro forma information regarding net income (loss) and earnings (loss) per share is required by Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), and has been determined as if the Company had accounted for its employees' stock options under the fair value method provided by that Statement. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions for vested and non-vested options:

                                                               DECEMBER 31
                                                            ------------------
                        ASSUMPTION                           1996       1997
                        ----------                          -------    -------
Risk-free interest rate...................................    6.36%      6.28%
Dividend yield............................................       0%         0%
Volatility factor of the expected market price of the
  Company's common stock..................................     .843       .843
Average life..............................................  5 years    5 years

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options under SFAS 123 is amortized to expense over the options' vesting period. For the year ended December 31, 1996, pro forma net loss and pro forma net loss per share under SFAS 123 amounted to approximately $(3,441,000) and $(0.24), respectively, and ($4,224,000) and $(.28), respectively, for the year ended December 31, 1997.

     The weighted average fair value of options granted during the years ended December 31, 1996 and 1997 was $3.22 and $8.75, respectively. At December 31, 1997 there were 168,588 and 251,226 of 1996 and 1997 options exercisable, respectively. The weighted average exercise price of the 1996 and 1997 options exercisable

                        PRT GROUP INC. AND SUBSIDIARIES
is $4.45 and $10.18, respectively. The weighted-average remaining contractual life of the 1996 and 1997 options exercisable is five years.

8.  ACQUISITION

     Effective July 1, 1997, the Company purchased all of the issued and outstanding capital stock of Computer Management Resources, Inc. ("CMR") for approximately $6,294,000. CMR is a provider of information technology services. The acquisition has been accounted for as a purchase and, accordingly, the aggregate price was allocated to the underlying assets and liabilities based upon their respective fair values at the date of the acquisition. The excess of costs over net assets acquired, of approximately $6,180,000 is being amortized on a straight-line basis over twenty years.

     The purchase price consisted of $2,864,000 in cash, 119,181 shares of the Company's Common Stock valued at such time at approximately $1,430,000, or $12.00 per share, and a promissory note in the principal amount of $2,000,000 (the "CMR Note"). The CMR Note, which is secured by a $1,000,000 letter of credit, bears interest at 9.75% per annum with the principal balance due no later than July 18, 2002. Payment of the CMR Note, in part or in full prior to its maturity, is subject to a prepayment premium, as defined. Subsequent to December 31, 1997, the Company repaid $1,000,000 of the CMR Note.

     The table below sets forth the unaudited pro forma results of operations for the years ended December 31, 1996 and 1997 assuming consummation of the CMR acquisition as of January 1, 1996 and 1997, respectively.

                                                         YEAR ENDED DECEMBER 31
                                                         ----------------------
                                                           1996          1997
                                                         --------      --------
Revenues...............................................  $31,304       $64,081
Net loss...............................................   (3,583)         (963)
Pro forma net loss per share...........................  $ (0.25)      $ (0.07)

9.  ACQUISITION OF MINORITY INTERESTS

     In October 1996, the Company acquired in exchange for 421,500 shares of its Common Stock, the 20% interest in the outstanding shares of a subsidiary that was owned by a non-operating holding company that was owned by certain controlling stockholders of the Company. In addition, the Company acquired, in exchange for 105,380 shares of its Common Stock, the 5% interest in the outstanding shares of the subsidiary that were owned by the president of the subsidiary, who was not previously a stockholder of the Company.

     The Company recorded the Common Stock issued to the related entity at that entity's carrying value of its investment in the subsidiary of approximately $15,000. The Company recorded the Common Stock issued to the president of the subsidiary at the estimated value of $5.96 per share, or approximately $628,000, based on the price at which shares of the Company's Common Stock were sold by certain investors to third parties in November 1996 (see Note 7). At the time of this transaction, the subsidiary's liabilities exceeded the value of its tangible assets. This additional investment by the Company was attributable to goodwill and recorded as such in the accompanying consolidated financial statements.

                        PRT GROUP INC. AND SUBSIDIARIES

10.  NET INCOME (LOSS) PER SHARE

     The following table sets forth the computation of basic and diluted earnings per share (in thousands, except share data):

                                                    1995          1996          1997
                                                 ----------    ----------    ----------
NUMERATOR:
Net Income (Loss)..............................  $      115    $   (3,269)   $     (553)
                                                 ----------    ----------    ----------
Numerator for basic and diluted income (loss)
  per share -- income (loss) available to
  common stockholders..........................  $      115    $   (3,386)   $     (553)
                                                 ==========    ==========    ==========
DENOMINATOR:
Denominator for basic income (loss) per
  share -- weighted average shares.............  14,371,656    14,310,155    14,728,087
Effect of dilutive securities:
Employee stock options.........................      98,035       198,450       339,031
                                                 ----------    ----------    ----------
Denominator for diluted income (loss) per
  share -- adjusted weighted-average shares and
  assumed conversions..........................  14,469,691    14,508,605    15,067,118
                                                 ==========    ==========    ==========
Basic net income (loss) per share..............  $      .01    $     (.23)   $     (.04)
                                                 ==========    ==========    ==========
Diluted net income (loss) per share............  $      .01    $     (.23)   $     (.04)
                                                 ==========    ==========    ==========

     Options to purchase 293,950 shares of common stock at a per share price ranging from $13.00 to $13.50 were outstanding during 1997 but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

11.  INCOME TAXES

     The provision (benefit) for income taxes consists of the following (in thousands):

                                                           CURRENT    DEFERRED    TOTAL
                                                           -------    --------    -----
DECEMBER 31, 1995
U.S. Federal.............................................   $273       $  61      $ 334
State and local..........................................    149          18        167
                                                            ----       -----      -----
                                                            $422       $  79      $ 501
                                                            ====       =====      =====
DECEMBER 31, 1996
U.S. Federal.............................................   $ 86       $(369)     $(283)
State and local..........................................     83        (106)       (23)
                                                            ----       -----      -----
                                                            $169       $(475)     $(306)
                                                            ====       =====      =====
DECEMBER 31, 1997
U.S. Federal.............................................   $194       $ (42)     $ 152
State and local..........................................     37         (14)        23
                                                            ----       -----      -----
                                                            $231       $ (56)     $ 175
                                                            ====       =====      =====

                        PRT GROUP INC. AND SUBSIDIARIES

     The actual income tax expense (benefit) differs from the "expected" tax expense (benefit) computed by applying the U.S. Federal corporate tax rate of 34% to income taxes, as follows (in thousands):

                                                                  DECEMBER 31
                                                            ------------------------
                                                            1995     1996      1997
                                                            ----    -------    -----
Computed "expected" tax expense (benefit).................  $209    $(1,215)   $(129)
Nondeductible losses of foreign subsidiaries..............   171        949      250
State and local income taxes, net of Federal income tax
  expense (benefit).......................................   101        (51)      15
Other.....................................................    20         11       39
                                                            ----    -------    -----
                                                            $501    $  (306)   $ 175
                                                            ====    =======    =====

     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                               DECEMBER 31
                                                              --------------
                                                              1996     1997
                                                              -----    -----
Deferred tax assets:
  Accounts receivable allowances............................  $  22    $ 107
  Nondeductible license payments............................     86       --
  Net operating loss carryforwards..........................     44       37
                                                              -----    -----
Total gross deferred assets.................................    152      144
                                                              -----    -----
Deferred tax liabilities:
  Depreciation of fixed assets..............................    (39)     (44)
  Accrual basis earnings not recognized for tax purposes....   (181)      --
  Prepaid expenses..........................................    (21)    (133)
                                                              -----    -----
Total gross deferred liabilities............................   (241)    (177)
                                                              -----    -----
Net deferred tax liability..................................  $ (89)   $ (33)
                                                              =====    =====

12.  SIGNIFICANT CLIENTS

     Two clients accounted for 29% and 10% of total revenues for the year ended December 31, 1995. Three clients accounted for 28%, 17% and 15% of total revenues for the year ended December 31, 1996. Three clients accounted for 30%, 23% and 12% of total revenues for the year ended December 31, 1997.

13.  COMMITMENTS

     The Company is obligated under capital leases for computer and office equipment that expire at various dates through July 2001 with interest ranging from 10% to 15%. Future minimum lease payments relating to

                        PRT GROUP INC. AND SUBSIDIARIES
office space under noncancelable operating leases and future minimum capital lease payments as of December 31, 1997 are as follows (in thousands):

                                                              CAPITAL    OPERATING
                                                              LEASES      LEASES
                                                              -------    ---------
December 31:
  1998......................................................  $  506      $ 2,428
  1999......................................................     442        2,298
  2000......................................................     279        1,690
  2001......................................................      46        1,220
  2002......................................................      37        1,174
Thereafter..................................................      83        1,421
                                                              ------      -------
Total minimum lease payments................................   1,393      $10,231
                                                                          =======
Less amount representing interest...........................     255
                                                              ------
Present value of net minimum capital lease payments.........   1,138
Less current installments of obligations under capital
  leases....................................................     400
                                                              ------
Obligations under capital leases, net of current
  installments..............................................  $  738
                                                              ======

     Rent expense was approximately $148,000, $526,000 and $1,380,000 for the years ended December 31, 1995, 1996 and 1997, respectively.

14.  DEFERRED COMPENSATION PLAN

     The Company maintains a 401(k) plan (the "Plan") covering all its eligible employees. The Plan is currently funded by voluntary salary deductions by plan members and is limited to the maximum amount that can be deducted for Federal income tax purposes. The Company is not required to make contributions to the Plan, however, employer contributions may be made on a discretionary basis. For the years ended December 31, 1995, 1996 and 1997, the Company recognized contributions of $31,000, $42,000 and $94,000, respectively.

15.  RELATED PARTY TRANSACTIONS

     Revenue generated from a client who is also a stockholder was approximately $2,100,000, $4,000,000 and $18,100,000 for the years ended December 31, 1995,
1996 and 1997, respectively.

16.  GEOGRAPHIC AREAS

     The Company operates in one industry segment; providing information technology solutions to its clients. In addition to its domestic operations, which include the United States, the Company has operations in the West Indies and Asia. The Company's operations in Asia are not individually material and are included in foreign operations along with the West Indies.

                        PRT GROUP INC. AND SUBSIDIARIES

     Geographic information is as follows (in thousands):

                                                  DECEMBER 31,
                          ------------------------------------------------------------
                                 1995                 1996                 1997
                          ------------------   ------------------   ------------------
                          DOMESTIC   FOREIGN   DOMESTIC   FOREIGN   DOMESTIC   FOREIGN
                          --------   -------   --------   -------   --------   -------
Total identifiable
  assets................  $ 3,947     $ 913    $19,480    $4,480    $64,742    $11,172
                          =======     =====    =======    =======   =======    =======
Revenues................  $20,291     $  55    $20,310    $3,491    $42,618    $17,198
                          =======     =====    =======    =======   =======    =======
Income (loss) before
  income taxes..........  $ 1,118     $(502)   $  (783)   $(2,792)  $   337    $  (715)
                          =======     =====    =======    =======   =======    =======
Depreciation and
  amortization
  expense...............  $    51     $   9    $   159    $  265    $   714    $ 1,274
                          =======     =====    =======    =======   =======    =======
Capital expenditures....  $   144     $ 363    $   976    $1,860    $ 2,998    $ 4,589
                          =======     =====    =======    =======   =======    =======

17.  SUBSEQUENT EVENT

     Effective January 31, 1998, the Company entered into an agreement to purchase substantially all of the assets of Advanced Computing Techniques, Inc., ("ACT") for an aggregate cash purchase price of $12.8 million, subject to purchase price adjustments, as defined.

                        PRT GROUP INC. AND SUBSIDIARIES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

                    COLUMN A                       COLUMN B      COLUMN C      COLUMN D      COLUMN E
------------------------------------------------  ----------    ----------    ----------    ----------
                                                                ADDITIONS
                                                  BALANCE AT    CHARGED TO                  BALANCE AT
                                                  BEGINNING     COSTS AND        (A)          END OF
                  DESCRIPTION                     OF PERIOD      EXPENSES     DEDUCTIONS      PERIOD
                  -----------                     ----------    ----------    ----------    ----------
YEAR ENDED DECEMBER 31, 1995
Allowances deducted from assets to which they
  apply:
  Allowance for doubtful accounts...............     $ --          $ 42          $ --          $ 42
YEAR ENDED DECEMBER 31, 1996
Allowances deducted from assets to which they
  apply:
  Allowance for doubtful accounts...............     $ 42          $ 80          $ --          $122
YEAR ENDED DECEMBER 31, 1997
Allowances deducted from assets to which they
  apply:
  Allowance for doubtful accounts...............     $122          $212          $ --          $334

---------------
(a) Uncollectible receivables written off.